19
3/6

08027055

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MHT Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 1300
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9
3/17

OATH OR AFFIRMATION

I, Michael McGill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHT Securities, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE PARSELL
Notary Public, State of Texas
My Commission Expires
July 27, 2008

Notary Public

MHT GP SECURITIES, L.L.C.
General Partner

By: ______________________

Title: Manager

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MHT SECURITIES, L.P.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2007

MHT SECURITIES, L.P.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
MHT Securities, L.P.

We have audited the accompanying statement of financial condition of MHT Securities, L.P. as of December 31, 2007, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MHT Securities, L.P. as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

MHT SECURITIES, L.P.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 2,329,416
Investment securities – non marketable	20
Accounts receivable	117,879
	$ 2,447,315

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 26,116
Accrued state income taxes payable	32,810
	58,926
Partners' capital	2,388,389
	$ 2,447,315

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Success fees	$ 5,100,750
Retainer fees	415,000
Interest income	91,170
Other income	146,390
	5,753,310
Expenses	
Compensation	2,491,671
Occupancy and equipment	145,832
Regulatory fees and expenses	10,962
Communications	106,473
Promotional expenses	93,591
Other expenses	3,036,478
	5,885,007
Net loss before taxes	(131,697)
Provision for state income taxes	32,811
Net Loss	$ (164,508)

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

	General Partner	Limited Partner	Total
Balances at December 31, 2006	$ 85	$2,552,812	$ 2,552,897
Net loss		(164,508)	(164,508)
Balances at December 31, 2007	$ 85	$2,388,304	$ 2,388,389

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance, at January 1, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (164,508)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Increase/decrease in assets and liabilities:	
Increase in accounts receivable	(68,926)
Decrease in prepaid expenses	1,702,119
Increase in payable to parent	25,116
Increase in accrued state income taxes	32,810
Net cash provided (used) by operating activities	1,526,611
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	1,526,611
Cash and cash equivalents at beginning of year	802,805
Cash and cash equivalents at end of year	$2,329,416

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

MHT Securities, L.P. (the "Company") is a broker-dealer in securities and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(i), and primarily acts as placement agent in the private placement of securities, and advises on mergers and acquisitions. The Company is a Texas limited partnership. The Company's clients are located throughout the United States, but are primarily in the southwest.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Income Taxes

No provision for Federal income taxes is required since the partners report their proportionate share of Company taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests. A state of Texas income tax has been accrued based on gross income less compensation as defined under the law.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Company shall be allocated among partners in accordance with their respective percentage interests.

Note 1 - Summary of Significant Accounting Policies, continued

Management Powers

The general partner is responsible for management of the Company including the timing and amount of all distributions to the partners.

Limited Liability

Except as otherwise provided by law, the Company agreement provides that the limited partner shall not be personally liable for obligations of the Company.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $2,270,490 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Company is provided office space, equipment, and general and administrative services by MHT Partners, LP ("Partners"), who own 99.99% of the Company. $5,844,545 was incurred for these services for the year ended December 31, 2007. At December 31, 2007, the Company owed Partners $26,116.

Note 5 - Concentration Risk

The Company during the year had concentration of credit risk arising from cash deposits with banks in excess of Federally insured amounts.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2007

Schedule I

MHT SECURITIES, L.P.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total Partners' Capital qualified for net capital		$ 2,388,389
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		2,388,389
Deductions and/or charges		
Non-allowable assets:		
Investment securities – non marketable	$ 20	
Accounts receivable	117,879	(117,899)
Net capital before haircuts on securities positions		2,270,490
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 2,270,490

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Total aggregate indebtedness	$ 58,926

Schedule I (continued)

MHT SECURITIES, L.P.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,930
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 2,265,490
Excess net capital at 1000%	$ 2,264,597
Ratio: Aggregate indebtedness to net capital	.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS Part IIA	$2,303,301
Less: accrual of state income taxes	(32,810)
Rounding	(1)
Net capital per audited report	$2,270,490

Schedule II

MHT SECURITIES, L.P.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company engages in private placement of securities and advises on mergers and acquisitions and acts as placement agent in private placements.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
MHT Securities, L.P.

In planning and performing our audit of the financial statements and supplemental information of MHT Securities, L.P. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

END